UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2 TO

SCHEDULE 13D
Under the Securities Exchange Act of 1934

KEWAUNEE SCIENTIFIC CORPORATION

(Name of Issuer)

COMMON STOCK, $2.50 PAR VALUE

(Title of Class of Securities)

492854104

(CUSIP Number)

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
Attention: John D. Nielsen, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492854104

1.    Name of Reporting Persons
       I.R.S. Identification Nos. of above person (entities only)

Ernst Ohnell

2.    Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [X]

3.    SEC Use Only

4.    Source of Funds

PF

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

United States of America

Number of   7.    Sole Voting Power
Shares              103,355
Beneficially
Owned by   8.    Shared Voting Power
Each Reporting        0
Person With
         9.    Sole Dispositive Power
             103,355

          10.    Shared Dispositive Power
                   0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

  103,355

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares n/a

13.    Percent of Class Represented By Amount in Row (11)

  4.1%

14.    Type of Reporting Person

  IN

CUSIP No. 492854104

1.    Name of Reporting Persons
       I.R.S. Identification Nos. of above person (entities only)

Patricia R. Ohnell

2.    Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [X]

3.    SEC Use Only

4.    Source of Funds

PF

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

United States of America

Number of   7.    Sole Voting Power
Shares              9,000
Beneficially
Owned by   8.    Shared Voting Power
Each Reporting        0
Person With
         9.    Sole Dispositive Power
             9,000

          10.    Shared Dispositive Power
                   0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

  9,000

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares n/a

13.    Percent of Class Represented By Amount in Row (11)

  0.4%

14.    Type of Reporting Person

  IN

Explanatory Note: This is the second amendment (“Amendment No. 2”) to the statement on Schedule 13D (this “Statement”) filed by Ernst Ohnell and Patricia R. Ohnell (together, the “Reporting Persons”) on December 30, 1999 and amended on April 13, 2000, relating to the Common Stock (the “Common Stock”), $2.50 par value, of Kewaunee Scientific Corporation, a Delaware corporation (the “Corporation”). As a result of the sales of Common Stock reported in this Amendment No. 2, the Reporting Persons no longer beneficially own more than 5% of the Corporation’s outstanding Common Stock. Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the “Schedule 13D”). The Schedule 13D is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
Ernst Ohnell directly owns 103,355 shares of Common Stock, representing approximately 4.1% of the Corporation’s issued and outstanding shares. Mr. Ohnell may also be deemed to beneficially own an additional 9,000 shares of Common Stock owned directly by Patricia R. Ohnell, his wife, which represent approximately 0.4% of the Corporation’s issued and outstanding shares. Mr. Ohnell disclaims beneficial ownership of the Common Stock owned by Patricia R. Ohnell.

Patricia R. Ohnell directly owns 9,000 shares of the Common Stock of the Corporation, representing approximately 0.4% of the Corporation’s issued and outstanding shares. Patricia R. Ohnell may also be deemed to beneficially own an additional 103,355 shares of Common Stock owned directly by Ernst Ohnell, her husband, which represent approximately 4.1% of the Corporation’s issued and outstanding shares. Mrs. Ohnell disclaims beneficial ownership of the Common Stock owned by Ernst Ohnell.

The percentages of outstanding shares reported herein are based upon the 2,507,770 shares of Common Stock reporting as outstanding on July 5, 2007 in the Corporation’s Form 10-K filed on July 17, 2007.

(b)	Ernst Ohnell has the sole power to vote, and the sole power to dispose of, 103,355 shares of the Common Stock of the Corporation.

Patricia R. Ohnell has the sole power to vote, and the sole power to dispose of, 9,000 shares of the Common Stock of the Corporation.

(c)	During the past 60 days, Ernst Ohnell sold Common Stock on the NASDAQ Global Market through the following broker transaction:

Date	Number of Shares	Price Per Share	Total
August 22, 2007	24,345	$14.96589	$364,344.59
Total	24,345		$364,344.59

During the past 60 days, Patricia R. Ohnell sold Common Stock on the NASDAQ Global Market through the following broker transaction:

Date	Number of Shares	Price Per Share	Total
August 22, 2007	10,000	$14.96589	$149,658.90
Total	10,000		$149,658.90

(d)	Not applicable.

(e)	As of August 22, 2007, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Corporation’s issued and outstanding Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit No	Description
99.1	Agreement relating to the joint filing of this statement on Schedule 13D/A dated September 4, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 4, 2007

/s/ Ernst Ohnell
Ernst Ohnell

/s/ Patrical R. Ohnell
Patricia R. Ohnell

EXHIBIT INDEX

Exhibit No	Description
99.1	Agreement relating to the joint filing of this statement on Schedule 13D/A dated September 4, 2007